Exhibit 99.1

FOR RELEASE May 4, 2018

China Biologic Reports Financial Results

for the First Quarter of 2018

--1Q18 Total Sales Up 13.7% YoY and Non-GAAP Adjusted Net Income Up 2.1% YoY in RMB terms, or

Total Sales Up 23.0% YoY to $112.5 Million and Net Income Up 5.3% YoY to $31.6 Million in USD terms--

BEIJING, China – May 4, 2018– China Biologic Products Holdings, Inc. (NASDAQ: CBPO, “China Biologic” or the “Company”), a leading fully integrated plasma-based biopharmaceutical company in China, today announced its unaudited financial results for the first quarter of 2018.

First Quarter 2018 Financial Highlights

•	Total sales in the first quarter of 2018 increased by 13.7% in RMB terms and 23.0% in USD terms to $112.5 million from $91.5 million in the same quarter of 2017.
•	Gross profit increased by 33.1% to $78.8 million from $59.2 million in the same quarter of 2017. Gross margin increased to 70.0% from 64.8% in the same quarter of 2017.
•	Income from operations increased by 0.5% to $39.0 million from $38.8 million in the same quarter of 2017. Operating margin decreased to 34.7% from 42.4% in the same quarter of 2017.
•	Net income attributable to the Company increased by 5.3% to $31.6 million from $30.0 million in the same quarter of 2017. Fully diluted earnings per share decreased to $0.92 compared to $1.06 in the same quarter of 2017.
•	Non-GAAP adjusted net income attributable to the Company increased by 2.1% in RMB terms and 10.4% in USD terms to $41.3 million from $37.4 million in the same quarter of 2017. Non-GAAP adjusted earnings per share decreased to $1.21 from $1.32 in the same quarter of 2017.
•	Certain income statement and balance sheet items impacted by the TianXinFu acquisition are presented for comparison purposes.

Mr. David (Xiaoying) Gao, Chairman and Chief Executive Officer of China Biologic, commented, “We began 2018 with a challenging first quarter due to the ongoing impact of government reform measures on China’s healthcare market. The trend of many regional hospitals reducing purchases on certain high-unit-price plasma products at the end of 2017 to comply with the strict policy of capping the revenue from drug sales to 30% of the total revenue of a hospital continued in the first quarter of 2018, which resulted in a high double digit sales revenue decline in our direct sales channel. Our prices in the distribution channel also face increased pressure with more intensified competition among all major plasma products. To offset the deceleration of volume growth associated with ongoing healthcare reform, we continued to enhance marketing and promotional activities to pursue new sales channels and strategic partners, including new distributors and retail pharmacy chains which together achieved 20% year over year growth. The revenue contribution from placenta polypeptide continued to grow approximately 45% in RMB terms in the first quarter, reflecting an increased proportion of higher-invoiced shipments due to the wider implementation of the two-invoice policy. While the TianXinFu business demonstrated softer performance as anticipated in the first quarter of 2018, we expect the business will experience greater levels of growth in the remaining quarters of the year.”

“Despite our first quarter challenges, we achieved notable operational progress in our business. We began full operations at the new Shandong facility in late February, received the long-awaited operating permit at the Daming plasma collection station in early March and commenced commercial plasma collection immediately thereafter, and construction of our Feicheng branch plasma collection facility remains on track for completion by the middle of this year. In addition, the construction of our new Wenchang station in Hainan Province remains on track, and the station is expected to obtain the operating permit to begin commercial operations before the end of this year.”

“We remain focused on solidifying our leading market position by broadening our sales channels, exploring new growth opportunities to offset the impact of ongoing healthcare reform, and further investing in medical marketing with our internal sales force as well as utilizing TianXinFu’s team to support our newly launched products. In addition, we remain committed to managing public tenders in local markets to secure optimized pricing and increasing our profitability by accelerating the commercial launch time of our various pipeline products. Despite the challenges we are facing, we remain optimistic about the long-term development of China’s plasma industry.” concluded Mr. Gao.

First Quarter 2018 Financial Performance

Total sales in the first quarter of 2018 increased by 13.7% in RMB terms, or 23.0% in USD terms due to favorable exchange rate benefit, to $112.5 million from $91.5 million in the same quarter of 2017, primarily attributable to $11.4 million contribution from TianXinFu, accounting for approximately 10.1% of total sales for the quarter. Excluding TianXinFu, total sales in the first quarter of 2018 increased by 2.2% in RMB terms, as a combined result of an increase in the sales of placenta polypeptide products and certain immunoglobulin products, which was partly offset by the decrease in the sales of human albumin and IVIG products.

During the first quarter of 2018, human albumin and IVIG products remained the Company’s two largest sales contributors. As a percentage of total sales, sales from human albumin and IVIG products were 30.1% and 28.3%, respectively, in the first quarter of 2018. Excluding the contribution from TianXinFu, human albumin and IVIG products were 33.4% and 31.4% of total sales, respectively, which was a decrease from 40.3% and 34.8% respectively in the first quarter of 2017, mainly reflecting the combined effects of decreased sales volume and sales prices year-over-year.

The sales volume of human albumin and IVIG products decreased by 12.0% and 6.2%, respectively, for the first quarter of 2018 compared to the same quarter of 2017, reflecting the decreased purchase volumes at various hospitals due to government healthcare reform measures.

The average price for human albumin and IVIG products decreased by 3.7% and 1.3%, respectively, in RMB terms in the first quarter of 2018 compared to the same quarter of 2017, mainly due to further price discounts to certain distributors, which reflected intensified market competition for major plasma products. In USD terms, the average price for human albumin and IVIG products increased by 4.2% and 6.7% year-over-year, respectively.

Revenue from human hyper-immunoglobulin products increased by 56.4% in the first quarter of 2018 compared to the same quarter of 2017, reaching 11.5% of total sales, mainly due to the increase in sales volume of human rabies immunoglobulin products.

Revenue from coagulation factor products, including human coagulation factor VIII, human prothrombin complex concentrate and newly launched human fibrinogen products, increased by 48.2% in the first quarter of 2018 compared to the same quarter of 2017, representing 5.7% of total sales. The growth mainly came from the human fibrinogen products launched by the Company from the beginning of 2018, as well as an increase in sales volume of human prothrombin complex concentrate products, reflective of the Company’s ongoing medical marketing activities.

Revenue from placenta polypeptide products increased by 45.2% in RMB terms, or 57.1% in USD terms, in the first quarter of 2018 compared to the same quarter of 2017, reaching 14.3% of total sales, supported by higher unit selling prices due to wider implementation of the two-invoice policy, partially offset by lower sales volume due to the government’s control on medical insurance spending.

Cost of sales increased by 4.3% to $33.7 million in the first quarter of 2018 compared to the same quarter of 2017. As a percentage of total sales, cost of sales decreased to 30.0% from 35.2% in the same quarter of 2017. The decrease in cost of sales as a percentage of total sales mainly reflected a higher gross margin of TianXinFu. Excluding TianXinFu, cost of sales was 32.2% of total sales, also lower than the first quarter of 2017, mainly due to the higher sales price of placenta polypeptide product.

Gross profit increased by 33.1% to $78.8 million in the first quarter of 2018 from $59.2 million in the same quarter of 2017. Gross margin was 70.0% and 64.8% in the first quarters of 2018 and 2017, respectively.

Total operating expenses in the first quarter of 2018 was $39.8 million, compared to $20.4 million in the same quarter of 2017. As a percentage of total sales, total operating expenses increased to 35.4% in the first quarter of 2018 from 22.4% in the same quarter of 2017. Excluding TianXinFu, total operating expenses increased by $14.3 million, or 70.1%, to $34.7 million in the first quarter of 2018. This increase mainly consisted of an increase of $13.1 million in selling expenses.

Selling expenses in the first quarter of 2018 was $20.7 million, compared to $3.8 million in the same quarter of 2017. More than half of the increase was related to the sales of placenta polypeptide products, with the remainder related to the sales of plasma products and TianXinFu’s sales of its dura mater products. For placenta polypeptide products and certain hyper-immune products, as certain previous multiple layers of distribution channels were disqualified due to the two-invoice regulation, the Company implemented new sales strategies including using an internal sales force or engaging third party contract service organizations to promote its placenta polypeptide products. For other plasma products, in order to solidify its competitiveness within distribution channel customers, the Company incurred additional promotion and marketing costs. TianXinFu’s selling expenses included a $2.0 million amortization expense for the intangible asset of customer relationships associated with the Company’s acquisition of TianXinFu. Excluding this intangible asset amortization expense, selling expenses accounted for 16.7% of total sales of the Company in the first quarter of 2018 compared to 4.2% in the same quarter of 2017.

General and administrative expenses in the first quarter of 2018 was $17.4 million, compared to $15.2 million in the same quarter of 2017. As a percentage of total sales, general and administrative expenses were 15.5% and 16.7% in the first quarter of 2018 and the same quarter of 2017, respectively. The increase in general and administrative expenses was mainly due to a $0.9 million increase of share-based compensation expenses. Excluding the impact of share-based compensation expenses, non-GAAP general and administrative expenses would have been 7.4% and 7.9% of total sales in the first quarter of 2018 and the same quarter of 2017, respectively.

Research and development expenses in the first quarter of 2018 was $1.7 million, compared to $1.4 million in the same quarter of 2017. As a percentage of total sales, research and development expenses remained stable at 1.5% in the first quarter of 2018 compared to the same quarter of 2017.

Income from operations for the first quarter of 2018 increased by 0.5% to $39.0 million from $38.8 million in the same period of 2017. Operating margin decreased to 34.7% in the first quarter of 2018 from 42.4% in the same quarter of 2017.

Income tax expense was $6.7 million for the first quarter of 2018 compared to $7.0 million in the same period of 2017. The effective income tax rate was 15.1% and 16.8% for the first quarter of 2018 and 2017, respectively. The decrease of the effective income tax was mainly due to excess tax benefits from stock-based compensation as a deduction from income tax expense in the first quarter of 2018.

Net income attributable to the Company increased by 5.3% to $31.6 million in the first quarter of 2018 from $30.0 million in the same quarter of 2017. Net margin decreased to 28.1% in the first quarter of 2018 from 32.8% in the same quarter of 2017. Diluted net earnings per share decreased to $0.92 in the first quarter of 2018 compared to $1.06 in the same quarter of 2017.

Non-GAAP adjusted net income attributable to the Company increased by 2.1% in RMB terms, or 10.4% in USD terms, to $41.3 million in the first quarter of 2018 from $37.4 million in the same quarter of 2017. Non-GAAP net margin decreased to 36.7% in the first quarter of 2018 from 40.9% in the same quarter of 2017. Non-GAAP adjusted net income per diluted share decreased to $1.21 in the first quarter of 2018 from $1.32 in the same quarter of 2017. Excluding TianXinFu, Non-GAAP adjusted net income attributable to the Company decreased by 12.1% in RMB terms, or 4.8% in USD terms in the first quarter of 2018 compared to the same quarter of 2017.

Non-GAAP adjusted net income and diluted earnings per share for the first quarter of 2018 exclude $8.3 million in non-cash employee share-based compensation expenses and $1.5 million in intangible assets amortization expense related to the acquisition of TianXinFu.

As of March 31, 2018, the Company had $118.2 million in cash and cash equivalents, primarily consisting of cash on hand and demand deposits, $106.6 million in time deposits and $141.9 million in financial instruments.

Net cash provided by operating activities for the first quarter of 2018 was $23.3 million, including a $4.5 million contribution from TianXinFu, compared to $13.0 million for the same quarter of 2017. Excluding TianXinFu, the $5.8 million increase in net cash provided by operating activities was a combined result of 1) the benefit from an increase of other payables and accrued liabilities, an increase of advance from customers, and a slowdown of increase in account receivable, and 2) the negative impact from a decrease in net income, a decrease in accounts payable, an increase in prepayments and deferred expenses as well as inventory compared to the first quarter of 2017.

Excluding TianXinFu, the other payables and accrued liabilities increased by $8.5 million in the first quarter of 2018, compared to a decrease of $5.4 million in the first quarter of 2017. The increase mainly reflected more marketing activities carried out by third party contract service organizations that the Company engaged to promote placenta polypeptide and certain plasma products in complying with the two-invoice policy.

Excluding TianXinFu, accounts receivable increased by $15.5 million during the first quarter of 2018 compared to $17.6 million in the same quarter of 2017. The accounts receivable turnover days for plasma products increased to 84 days during the first quarter of 2018 from 46 days in the same quarter of 2017, reflecting longer credit terms to hospitals as a result of the nationwide implementation of healthcare reform measures and intensified competition in the distribution channel.

Excluding TianXinFu, inventories increased by $10.6 million in the first quarter of 2018 compared to $9.1 million in the same quarter of 2017. This increase was a result of an increase in raw materials due to downwardly adjusted plasma throughput, reflecting weaker market demand due to a more aggressive-than-expected implementation of certain government healthcare reform policies.

Net cash used in investing activities for the first quarter of 2018 was $135.5 million compared to $9.1 million for the same quarter of 2017. Net cash used in investing activities in the first quarter of 2018 mainly consisted of $264.7 million payment for purchase of time deposits and financial instruments, $11.3 million for the acquisition of property, plant and equipment, intangible assets, and land use rights, which was partly offset by $97.7 million cash received upon acquisition of TianXinFu and the maturity of $42.8 million time deposits and financial instruments. In the same quarter of 2017, the Company paid $9.1 million for the acquisition of property, plant and equipment and land use rights for Shandong Taibang and Guizhou Taibang.

Net cash provided by financing activities for the first quarter of 2018 was $0.3 million compared to $8.8 million for the same quarter of 2017. Net cash provided by financing activities in the first quarter of 2018 represented proceeds of $0.3 million from stock options exercised. The net cash provided by financing activities in the first quarter of 2017 mainly consisted of an $8.7 million short-term loan.

Financial Outlook Update for 2018

For the full year of 2018, the Company previously published a guidance of total sales growth of 18% to 20% in RMB terms and non-GAAP adjusted net income growth of 16% to 18% in RMB terms over 2017 financial results. Excluding TianXinFu, sales for 2018 are expected to grow 6% to 8% in RMB terms, and non-GAAP adjusted net income is expected to grow 3% to 4% in RMB terms over 2017 financial results. The 2018 non-GAAP adjusted net income projection excludes non-cash employee share-based compensation expenses and non-cash intangible assets amortization expense associated with the TianXinFu acquisition.

However, given the worse-than-expected first quarter results due to ongoing impact of regulatory changes, the Company expects that it will be challenging to meet its previously published full year guidance. The Company is actively evaluating the evolving regulatory environment and competition dynamics and may lower its full year guidance should there be no significant improvement in the business operating conditions for the remainder of the year.

Conference Call

The Company will host a conference call at 7:30 am Eastern Time on May 7, 2018, which is 7:30 pm Beijing Time on May 7, 2018, to discuss its first quarter 2018 results and answer questions from investors. Listeners may access the call by dialing:

US:	1 888 346 8982
International:	1 412 902 4272
Hong Kong:	800 905 945
China:	400 120 1203

A telephone replay will be available one hour after the conclusion of the conference all through May 14, 2018. The dial-in details are:

US:	1 877 344 7529
International:	1 412 317 0088
Passcode:	10119614

A live and archived webcast of the conference call will be available through the Company's investor relations website at http://chinabiologic.investorroom.com.

About China Biologic Products Holdings, Inc.

China Biologic Products Holdings, Inc. (NASDAQ: CBPO) is a leading fully integrated plasma-based biopharmaceutical company in China. The Company’s products are used as critical therapies during medical emergencies and for the prevention and treatment of life-threatening diseases and immune-deficiency related diseases. China Biologic is headquartered in Beijing and manufactures over 20 different dosage forms of plasma products through its indirect majority-owned subsidiary, Shandong Taibang Biological Products Co., Ltd. and its wholly owned subsidiary, Guizhou Taibang Biological Products Co., Ltd. The Company also has an equity investment in Xi’an Huitian Blood Products Co., Ltd. The Company sells its products to hospitals, distributors and other healthcare facilities in China. For additional information, please see the Company’s website www.chinabiologic.com.

Non-GAAP Disclosure

This news release contains non-GAAP financial measures that exclude non-cash compensation expenses related to options and restricted shares granted to employees and directors under the Company's 2008 Equity Incentive Plan, and amortization of acquired intangible assets. To supplement the Company's unaudited consolidated financial statements presented on a GAAP basis, the Company has provided non-GAAP financial information excluding the impact of these items in this release. The Company's management believes that its presentation of non-GAAP financial measures provides useful supplementary information to and facilitates additional analysis by investors. A reconciliation of the adjustments to GAAP results appears in the table accompanying this news release. This additional non-GAAP information is not meant to be considered in isolation or as a substitute for GAAP financials. The non-GAAP financial information that the Company provides also may differ from the non-GAAP information provided by other companies.

In addition, as the Company evaluates certain key items of its financial results on a local currency basis (i.e., in RMB) in addition to the reporting currency (i.e., in USD), this news release contains local currency information that eliminates the impact of fluctuations in foreign currency exchange rates. The Company believes that, given its operations primarily based in China, providing local currency information on such key items enhances the understanding of its financial results and evaluation of performance in comparison to prior periods. Changes in local currency percentages are calculated by comparing financial results denominated in RMB from period to period.

Safe Harbor Statement

This news release may contain certain “forward-looking statements” relating to the business of China Biologic Products Holdings, Inc. and its subsidiaries. All statements, other than statements of historical fact included herein, are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “intend,” “believe,” “expect,” “are expected to,” “will,” or similar expressions, and involve known and unknown risks and uncertainties. Among other things, the Company’s plans regarding the construction and operation of plasma collection stations, the commercial launch of pipeline products and the integration with TianXinFu, as well as the management’s quotations and forecast of the Company’s financial performance in this news release contain forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect.

Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including, without limitation, quality of purchased source plasma, potential delay or failure to complete construction of new collection facilities, potential inability to pass government inspection and certification process for existing and new facilities, potential inability to achieve the designed collection capacities at the new collection facilities, potential inability to achieve the expected operating and financial performance, potential inability to find alternative sources of plasma, potential inability to increase production at permitted sites, potential inability to mitigate the financial consequences of a temporarily reduced raw plasma supply through cost cutting or other efficiencies, and potential additional regulatory restrictions on its operations and those additional risks and uncertainties discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact:

China Biologic Products Holdings, Inc.

Mr. Ming Yin

Senior Vice President

Phone: +86-10-6598-3099

Email: ir@chinabiologic.com

ICR Inc.

Mr. Bill Zima

Phone: +86-10-6583-7511 or +1-646-405-5191

E-mail: bill.zima@icrinc.com

(Financial statements on the following pages)

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Three Months Ended
	March 31, 2018	March 31, 2017
	USD	USD
Sales:	112,464,890	91,453,112
Human Albumin	33,795,961	36,858,291
Human Immunoglobulin for Intravenous Injection	31,785,221	31,752,986
Other Immunoglobulin products	13,019,557	8,293,667
Placenta Polypeptide	16,094,645	10,246,969
Artificial Dura Mater	9,943,983	-
Others	7,825,523	4,301,199

Cost of sales	33,691,683	32,215,473
Gross profit	78,773,207	59,237,639

Operating expenses
Selling expenses	20,695,215	3,807,552
General and administrative expenses	17,387,075	15,256,766
Research and development expenses	1,716,954	1,357,363
Income from operations	38,973,963	38,815,958

Other income (expenses)
Equity in income of an equity method investee	1,068,045	911,743
Interest expense	(67,564)	(62,510)
Interest income	3,003,929	1,623,839
Fair value changes of financial instruments	1,285,063	-
Total other income, net	5,289,473	2,473,072

Income before income tax expense	44,263,436	41,289,030

Income tax expense	6,707,455	6,950,539

Net income	37,555,981	34,338,491

Less: Net income attributable to noncontrolling interest	5,970,904	4,346,642

Net income attributable to China Biologic Products Holdings, Inc.	31,585,077	29,991,849

Earnings per share of ordinary share:
Basic	0.93	1.07
Diluted	0.92	1.06
Weighted average shares used in computation:
Basic	33,150,695	27,183,733
Diluted	33,338,470	27,465,414

Net income	37,555,981	34,338,491

Other comprehensive income:
Foreign currency translation adjustment, net of nil income taxes	31,793,225	2,720,968

Comprehensive income	69,349,206	37,059,459

Less: Comprehensive income attributable to noncontrolling interest	9,363,694	4,650,562

Comprehensive income attributable to China Biologic Products Holdings, Inc.	59,985,512	32,408,897

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2018	December 31, 2017
	USD	USD
ASSETS
Current Assets
Cash and cash equivalents	118,205,213	219,336,848
Time deposits	106,550,100	22,895,200
Financial instruments	141,883,453	-
Accounts receivable, net of allowance for doubtful accounts	96,279,290	77,267,275
Loan receivable - current	47,709,000	45,912,000
Inventories	231,526,133	209,570,835
Prepayments and other current assets, net of allowance for doubtful accounts	23,824,618	18,139,453
Total Current Assets	765,977,807	593,121,611

Property, plant and equipment, net	192,320,783	166,812,749
Intangible assets,net	62,050,423	536,338
Land use rights, net	30,040,442	24,853,163
Equity method investment	16,568,483	14,903,908
Goodwill	329,364,009	-
Other non-current assets	10,165,068	8,829,648
Total Assets	1,406,487,015	809,057,417

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	5,898,781	7,548,909
Income tax payable	17,302,336	14,258,544
Other payables and accrued expenses	94,374,626	75,827,864
Total Current Liabilities	117,575,743	97,635,317

Deferred income	3,480,372	3,476,877
Non-current income tax payable	37,067,138	37,067,138
Other liabilities	16,580,741	6,553,088
Total Liabilities	174,703,994	144,732,420

Shareholders’ Equity
Ordinary share:
par value $0.0001;
100,000,000 shares authorized;
35,457,718 and 29,866,545 shares issued at March 31, 2018 and December 31, 2017, respectively;
33,203,014 and 27,611,841 shares outstanding at March 31, 2018 and December 31, 2017, respectively	3,546	2,987
Additional paid-in capital	584,467,652	140,230,395
Treasury share: 2,254,704 shares at March 31, 2018 and December 31, 2017, respectively, at cost	(56,425,094)	(56,425,094)
Retained earnings	538,011,513	506,426,436
Accumulated other comprehensive income	36,357,739	7,957,304
Total equity attributable to China Biologic Products Holdings, Inc.	1,102,415,356	598,192,028

Noncontrolling interest	129,367,665	66,132,969

Total Shareholders’ Equity	1,231,783,021	664,324,997

Commitments and contingencies	-	-

Total Liabilities and Shareholders’ Equity	1,406,487,015	809,057,417

Note: “Ordinary share” when used with respect to a date before July 21, 2017 refers to the common stock of our predecessor, China Biologic Products, Inc.

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months Ended
	March 31,	March 31,
	2018	2017
	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	37,555,981	34,338,491
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,325,609	3,052,133
Amortization	2,404,758	428,028
Loss on sale of property, plant and equipment	44,142	63,425
Fair value changes of financial instruments	(1,285,063)	-
Allowance (reversal) for doubtful accounts - accounts receivable, net	-	(10,168)
Deferred tax expense (benefit)	(846,255)	266,804
Share-based compensation	9,009,234	8,072,065
Equity in income of an equity method investee	(1,068,045)	(911,743)
Change in operating assets and liabilities:
Accounts receivable	(15,505,930)	(17,570,606)
Inventories	(10,766,490)	(9,130,101)
Prepayments and other current assets	(4,582,769)	(2,281,491)
Accounts payable	(1,942,878)	378,931
Income tax payable	1,504,625	1,869,988
Other payables and accrued expenses	6,618,643	(5,411,627)
Deferred income	(130,974)	(121,102)
Net cash provided by operating activities	23,334,588	13,033,027

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash acquired from acquisition of Tianxinfu	97,702,278	-
Purchase of time deposit	(84,828,600)	-
Maturity of time deposit	3,000,000	-
Purchase of financial instruments	(179,855,473)	-
Maturity of financial instruments	39,772,069	-
Payment for property, plant and equipment	(11,048,396)	(8,936,981)
Payment for intangible assets and land use rights	(255,664)	(151,326)
Proceeds from sale of property, plant and equipment	10,722	3,626
Net cash used in investing activities	(135,503,064)	(9,084,681)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock option exercised	339,411	98,500
Proceeds from short-term bank loans	-	8,715,000
Net cash provided by financing activities	339,411	8,813,500

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH	10,697,430	829,989

NET INCREASE IN CASH AND CASH EQUIVALENTS	(101,131,635)	13,591,835

Cash and cash equivalents at beginning of period	219,336,848	183,765,533

Cash and cash equivalents at end of period	118,205,213	197,357,368

Supplemental cash flow information
Cash paid for income taxes	6,352,407	4,969,712
Noncash investing and financing activities:
Acquisition of property, plant and equipment included in payables	5,389,336	1,863,464
Issuance of ordinary shares in connection with the Tianxinfu acquisition	434,889,170	-

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

	For the Three Months Ended
	March 31,	March 31,
	2018	2017
	USD	USD
Adjusted Net Income Attributable to the Company - Non GAAP	41,314,679	37,430,088
Diluted EPS - Non GAAP	1.21	1.32
Non-cash employee stock compensation	(8,262,637)	(7,438,239)
Amortization of acquired intangible assets	(1,466,965)	-
Net Income Attributable to the Company	31,585,077	29,991,849
Weighted average number of shares used in computation of Non GAAP diluted EPS	33,338,470	27,465,414

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